VISIONCHINA MEDIA INC.

March 15, 2011

VIA EDGAR

Larry Spirgel

Kate Beukenkamp

Sharon Virga

Kyle Moffatt

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 1 to the Form 20-F for the Year Ended December 31, 2009

Filed June 23, 2010

File No. 001-33821

Dear Mr. Spirgel, Ms. Beukenkamp, Ms. Virga and Mr. Moffatt:

VisionChina Media Inc. (the “Company”) confirms receipt of the comments from the U.S. Securities and Exchange Commission (the “SEC”) dated February 8, 2011 (the “Comment Letter”). The Company previously submitted a request to the SEC to extend the deadline for responding to the Comment Letter to March 8, 2011 due to the number and complexity of the comments received. The Company is still in the process of preparing the responses to the Comment Letter and respectfully requests the SEC to extend the deadline by another 10 business days to March 22, 2011.

If you have any questions, please contact Mr. Chris Lin at +852 2514-7650 or Mr. Asher Hsu at +852 2514-7691. Please kindly provide a copy of any correspondence by fax to Mr. Chris Lin and Mr. Asher Hsu by fax at +1 (212) 455-2502. Thank you.

* * *

Sincerely Yours,

/s/ Stanley Wang
Stanley Wang
Vice President of Finance
VisionChina Media Inc.

cc:	Chris Lin
Asher Hsu
Simpson Thacher & Bartlett LLP